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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*


                          TRADER CLASSIFIED MEDIA N.V.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                 CLASS A COMMON SHARES, EURO 0.16 NOMINAL VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    89254T102
                             ---------------------
                                 (CUSIP Number)

              F. GEORGE DAVITT C/O TESTA, HURWITZ & THIBEAULT, LLP,
                        125 HIGH STREET, BOSTON MA 02110
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                OCTOBER 21, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) OR 240.13d-1(g), check the following box. | |

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                Page 1 of 4 Pages

------------------------------                     -----------------------------
     CUSIP NO. 89254T102              13D                 PAGE 2 OF 4 PAGES
------------------------------                     -----------------------------



                         AMENDMENT NO. 2 TO SCHEDULE 13D

         The statement on the Schedule 13D of John H. MacBain relating to his ownership of the Class A Shares is hereby amended as follows:

ITEM 5 - INTEREST IN SECURITIES OF THE ISSUER

         Item 5 is hereby amended by adding the following as the third paragraph of Section (c) of that Item:

         On October 21, 2002, Mr. MacBain, together with a trust established by Mr. MacBain and of which Mr. MacBain is a beneficiary, entered into the second amendment to the LOI (the "Second Amendment") with LTBM and a trust established by LTBM. The Second Amendment modifies the conditions of the Amendment that extend the term of the Option to May 16, 2005, as set forth in Item 6 below.

ITEM 6 - CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Item 6 is hereby amended by adding the following:

                  SECOND AMENDMENT TO THE BINDING LETTER OF INTENT

                  On October 21, 2002, Mr. MacBain, together with a trust established by Mr. MacBain and of which Mr. MacBain is a beneficiary, entered into the Second Amendment with LTBM and a trust established by LTBM to amend the LOI.

                  The Second Amendment modifies the terms of the Amendment that extended the term of the Option from the original expiration date of October 25, 2004 to May 16, 2005. The provisions of the Second Amendment are conditioned on LTBM's trust receiving an additional Euro 2,000,000 payment prior to the closing date of the transactions contemplated by the LOI.

                  If the additional payment is received by LTBM's trust, as set forth above, the term of the Option will be extended to May 16, 2005 if
         (a) the unsold balance of the 3,500,000 Class A Shares to be released to LTBM's trust on or prior to the closing date of the transactions contemplated by the LOI (being an aggregate of 2,466,402 Class A Shares) (the "Unsold Shares") are sold on or prior to November 29, 2002, with the net proceeds of the sale to be released to LTBM's trust within 3 business days of the relevant sales or if (b) Mr. MacBain or his trust transfer 1,000,000 of Mr. MacBain's Class A Shares to LTBM's trust on or before November 29, 2002, allowing LTBM and her trust to sell the remainder of the Unsold Shares commencing March 10, 2003 (or such other date as is 2 business days after the announcement of the Company's audited financial results for the fiscal year ending December 31, 2002) subject to any blackout restrictions, with LTBM's trust having the option of selling a portion of the 1,000,000 Class A Shares of Mr. MacBain, prior to June 30, 2003, in order to ensure that LTBM's trust receives, for the sale of the Unsold Shares, at least an average gross price of Euro 7.80 per share plus an amount per share equal to the sum of 6.9% per annum calculated from November 29, 2002 to the date of such contemplated sale, with the remainder of the 1,000,000 Class A Shares of Mr. MacBain to be returned to Mr. MacBain or his trust once the aforementioned price has been satisfied.

                  Mr. MacBain has agreed to pay for certain legal expenses incurred by LTBM in connection with the Amendment and the Second Amendment, capped at a maximum of 20,000 British Pounds.

------------------------------                     -----------------------------
     CUSIP NO. 89254T102              13D                 PAGE 3 OF 4 PAGES
------------------------------                     -----------------------------



ITEM 7 - MATERIAL TO BE FILED AS EXHIBITS

         Item 7 is hereby amended and restated to read as follows:

----------------------------------------------------------------------------------------------------------------------
                             DESCRIPTION OF EXHIBIT
                                                                                                        EXHIBIT NO.

----------------------------------------------------------------------------------------------------------------------
Binding Letter of Intent dated as of September 26, 2002 among Louise T. Blouin                          1.A**
MacBain, Rothschilds Trust Guernsey Limited, as trustee of the Leo Trust,
John H. MacBain and the Codan Trust Company Limited, as trustee of the JACTMAC
Media Trust
----------------------------------------------------------------------------------------------------------------------
Amendment to Binding Letter of Intent dated as of October 13, 2002 among Louise T. Blouin               2.A*
MacBain, Rothschilds Trust Guernsey Limited, as trustee of the Leo Trust, John H. MacBain and the Codan Trust Company Limited, as trustee of the JACTMAC Media Trust, amending the Binding Letter of Intent dated as of September 26, 2002
----------------------------------------------------------------------------------------------------------------------
Second Amendment to Binding Letter of Intent dated as of October 21, 2002 among Louise T.               3.A
Blouin MacBain, Rothschilds Trust Guernsey Limited, as trustee of the Leo Trust,
John H. MacBain and the Codan Trust Company Limited, as trustee of the JACTMAC Media Trust, amending the Binding Letter of Intent dated as of September 26, 2002, as further amended by the Amendment dated as of October 13, 2002
----------------------------------------------------------------------------------------------------------------------
Shareholders Agreement dated as of March 16, 2000 among Trader.com N.V.,                                B***
Floscule B.V., Compagnie Generale d'Industrie et de Participations, John H. MacBain,
Louise T. Blouin MacBain and Eric Teyssonniere de Gramont
----------------------------------------------------------------------------------------------------------------------
Registration Rights Agreement dated February 18, 2000 among Trader.com N.V., John H. MacBain,           C****
Louise T. Blouin MacBain and Compagnie Generale d'Industrie et de Participations
----------------------------------------------------------------------------------------------------------------------

* Incorporated by reference to Exhibit 2.A to Mr. MacBain's Amendment No. 1 to
Schedule 13D for shares beneficially owned in Trader filed October 16, 2002.

** Incorporated by reference to Exhibit 1.A to Mr. MacBain's Schedule 13D for shares beneficially owned in Trader filed October 7, 2002.

*** Incorporated by reference to Exhibit 10.13 to Trader's Registration Statement filed on Form F-1 on April 5, 2000, registration No. 333-11686.

**** Incorporated by reference to Exhibit 10.12 to Trader's Registration Statement filed on Form F-1 on April 5, 2000, registration No. 333-11686.


                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]


                      [SIGNATURE PAGE FOLLOWS IMMEDIATELY]

------------------------------                     -----------------------------
     CUSIP NO. 89254T102              13D                 PAGE 4 OF 4 PAGES
------------------------------                     -----------------------------



                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 23, 2002




/s/ John H. MacBain
----------------------------------
John H. MacBain